                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)


                         National Property Investors 8
                         -----------------------------
                       (Name of Subject Company (Issuer))

                       AIMCO Properties, L.P. -- Offeror
                       ----------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                           Limited Partnership Units
                           -------------------------
                          (Title of Class Securities)

                                      None
                                      ----
                       (CUSIP Number of Class Securities)

                                Patrick J. Foye
                  Apartment Investment And Management Company
                           Colorado Center, Tower Two
                  2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                         Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee


Transaction valuation*                                      Amount of filing fee
---------------------                                       --------------------
$3,015,477                                                  $603.10


* For purposes of calculating the fee only. This amount assumes the purchase of 19,709 units of limited partnership interest of the subject partnership for $153 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $603.10            Filing Party: AIMCO Properties, L.P.

Form or Registration No.:  Schedule TO      Date Filed:  August 9, 2000

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No. NONE




1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  WC, BK

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  8,101 Units

9.  SOLE DISPOSITIVE POWER

                  --

10.  SHARED DISPOSITIVE POWER

                  8,101 Units

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,101 Units

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 18.87%

14.  TYPE OF REPORTING PERSON

                  PN

CUSIP No. NONE



1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  8,101 Units

9.  SOLE DISPOSITIVE POWER

                  --

10. SHARED DISPOSITIVE POWER

                  8,101 Units

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,101 Units

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 18.87%

14. TYPE OF REPORTING PERSON

                  CO

CUSIP No. NONE


1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  25,173 Units

9.  SOLE DISPOSITIVE POWER

                  --

10. SHARED DISPOSITIVE POWER

                  25,173 Units

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  25,173 Units

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 56.53%

14. TYPE OF REPORTING PERSON

                  CO

CUSIP No. NONE




1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  INSIGNIA PROPERTIES, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  17,072 Units

9.  SOLE DISPOSITIVE POWER

                  --

10. SHARED DISPOSITIVE POWER

                  17,072 Units

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  17,072 Units

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 37.66%

14. TYPE OF REPORTING PERSON

                  PN

CUSIP No. NONE




1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO/IPT, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

                  Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

                  --

8.  SHARED VOTING POWER

                  17,072 Units

9.  SOLE DISPOSITIVE POWER

                  --

10. SHARED DISPOSITIVE POWER

                  17,072 Units

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  17,072 Units

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 37.66%

14.  TYPE OF REPORTING PERSON

                  CO

                   AMENDMENT NO. 1 TO TENDER OFFER STATEMENT/
                        AMENDMENT NO. 12 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 1 to the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of National Property Investors 8 (the "Partnership"); and (b) Amendment No. 12 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 28, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corporation ("IFGP"), Insignia NPI, L.L.C. ("NPI"), Riverside Drive, L.L.C. ("Riverside") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on January 19, 1996, by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("IPC"), and Andrew L. Farkas,
(ii) Amendment No. 2, filed with the Commission on February 20, 1996, by Insignia, IFGP, NPI, Riverside Drive, Commercial, IPC and Andrew L. Farkas,
(iii) Amendment No. 3, filed with the Commission on January 10, 1997, by Insignia, IPLP and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on October 26, 1998, by Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), AIMCO OP, AIMCO-GP, Inc., ("AIMCO-GP") and Apartment and Investment Management Company ("AIMCO"), (v) Amendment No. 5, filed with the Commission on June 2, 1999, by AIMCO/IPT ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on July 1, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on August 6, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, filed with the Commission on November 15, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ix) Amendment No. 9, dated December 16, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (x) Amendment No. 10, dated January 10, 2000 by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xi) Amendment No. 11, dated August 9, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

                                   ----------

Item 12.  Exhibits.
          --------
         (a)(1)            Offer to Purchase, dated August 9, 2000.  (Previously filed.)

         (a)(2)            Letter of Transmittal and related Instructions.  (Previously filed.)

         (a)(3)            Letter, dated August 9, 2000, from AIMCO OP to the limited partners of the
                           Partnership.  (Previously filed.)

         (a)(4)            Supplement to Offer to Purchase, dated September 7, 2000.

         (a)(5)            Letter, dated August 30, 2000, from AIMCO OP to the limited partners of the
                           Partnership.

         (a)(6)            Press release, dated September 5, 2000.

         (b)(1)            Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union
                           National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16,
                           1999, is incorporated herein by this reference.)

         (b)(2)            Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO
                           Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank.
                           (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on



                           Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

         (b)(3)            First Amendment to $345,000,000 Amended and Restated Credit Agreement,
                           dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of
                           America, as Administrative Agent, and U.S. Bank National Association,
                           as Lender. (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for
                           the quarter ended March 31, 2000, is incorporated herein by this reference.)

         (d)               Not applicable.

         (g)               Not applicable.

         (h)               Not applicable.

         (z)(1)            Agreement of Joint Filing, dated November 11, 1999, among AIMCO,
                           AIMCO-GP, AIMCO OP, AIMCO/IPT and IPLP. (Previously filed.)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 7, 2000

                              AIMCO PROPERTIES, L.P.

                              By: AIMCO-GP, INC.
                                       (General Partner)

                              By: /s/Patrick J. Foye
                                  ---------------------------------------------
                                  Executive Vice President

                              AIMCO/IPT, INC.

                              By: /s/Patrick J. Foye
                                  ---------------------------------------------
                                  Executive Vice President

                              INSIGNIA PROPERTIES, L.P.

                              By: AIMCO/IPT, INC.
                                       (General Partner)

                              By: /s/Patrick J. Foye
                                  ---------------------------------------------
                                  Executive Vice President

                              AIMCO-GP, INC.

                              By: /s/Patrick J. Foye
                                  ---------------------------------------------
                                  Executive Vice President

                              APARTMENT INVESTMENT
                              AND MANAGEMENT COMPANY

                              By: /s/Patrick J. Foye
                                  ---------------------------------------------
                                  Executive Vice President

                                  EXHIBIT INDEX

        EXHIBIT
        NUMBER                               DESCRIPTION
        -------                              -----------
         (a)(1)   Offer to Purchase, dated August 9, 2000.  (Previously filed.)

         (a)(2)   Letter of Transmittal and related Instructions.  (Previously filed.)

         (a)(3)   Letter, dated August 9, 2000, from AIMCO OP to the limited partners of the Partnership.
                  (Previously filed.)

         (a)(4)   Supplement to Offer to Purchase, dated September 7, 2000.

         (a)(5)   Letter, dated August 30, 2000, from AIMCO OP to the limited partners of the Partnership.

         (a)(6)   Press release, dated September 5, 2000.

         (b)(1)   Credit Agreement (Secured Revolving Credit Facility), dated as of
                  August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank
                  Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's
                  Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

         (b)(2)   Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and
                  First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s
                  Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

         (b)(3)   First Amendment to $345,000,000 Amended and Restated Credit Agreement,
                  dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of
                  America, as Administrative Agent, and U.S. Bank National Association,
                  as Lender. (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for
                  the quarter ended March 31, 2000, is incorporated herein by this reference.)

         (d)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

         (z)(1)   Agreement of Joint Filing, dated November 11, 1999, among
                  AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT and IPLP. (Previously filed.)